Exhibit 12

AMETEK, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands)
Earnings:
Income from continuing operations	$662,475	$556,642	$406,250	$294,633	$366,216
Interest expense — gross	74,885	69,384	67,202	67,832	62,564
Capitalized interest	(213)	(151)	(71)	(259)	(38)
Amortization of debt financing costs	800	496	391	1,177	1,126
Interest portion of rental expense	9,325	8,803	7,695	7,589	7,575

Adjusted earnings	$747,272	$635,174	$481,467	$370,972	$437,443

Fixed charges:
Interest expense, net of capitalized interest	$74,672	$69,233	$67,131	$67,573	$62,526
Capitalized interest	213	151	71	259	38
Amortization of debt financing costs	800	496	391	1,177	1,126
Interest portion of rental expense	9,325	8,803	7,695	7,589	7,575

Fixed charges	$85,010	$78,683	$75,288	$76,598	$71,265

Ratio of adjusted earnings to fixed charges	8.8x	8.1x	6.4x	4.8x	6.1x